EXHIBIT 99.10
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

21 April 2021

Dividend Reinvestment

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDM/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Vested Share Account (VSA)

Rio Tinto plc ordinary shares of 10p each and Rio Tinto Limited ordinary shares (‘Shares’) held in a VSA are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market.

On 16 April 2021 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Barrios, Alfredo	5,053.4995	59.828703
Rio Tinto plc shares	Cunningham, Peter	622.1427	59.828703
Rio Tinto plc shares	Toth, Peter	4.57842	59.828703
Rio Tinto plc shares	Trott, Simon	74.3563	59.828703

On 16 April 2021 the following PDMR/KMP acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a VSA.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Kaufman, Sinead	653.47899	118.79
Rio Tinto Limited shares	Trott, Simon	323.25699	118.79

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

Rio Tinto plc shares held in the UKSP are subject to dividend reinvestment whereby cash dividends are used to buy Rio Tinto plc shares in the market.

On 16 April 2021 the following PDMR/KMP acquired shares in Rio Tinto plc by way of reinvestment of dividends received on shares held in a UKSP.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	19	59.828703
Rio Tinto plc shares	Cunningham, Peter	140	59.828703
Rio Tinto plc shares	Stausholm, Jakob	11	59.828703
Rio Tinto plc shares	Toth, Peter	71	59.828703

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘Shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 16 April 2021 the following PDMR/KMP acquired Rio Tinto plc shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share GBP
Rio Tinto plc shares	Baatar, Bold	24.3762	59.828703
Rio Tinto plc shares	Barrios, Alfredo	9.9641	59.828703
Rio Tinto plc shares	Cunningham, Peter	33.6532	59.828703
Rio Tinto plc shares	Stausholm, Jakob	2.865	59.828703
Rio Tinto plc shares	Toth, Peter	23.4482	59.828703
Rio Tinto plc shares	Trott, Simon	8.7872	59.828703

On 16 April 2021 the following PDMR/KMP acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

Security	Name of PDMR/KMP	Number of Shares Acquired	Price per Share AUD
Rio Tinto Limited shares	Kaufman, Sinead	24.0164	118.79
Rio Tinto Limited shares	Trott, Simon	57.1661	118.79
Rio Tinto Limited shares	Vella, Ivan	6.8684	118.79

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3